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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION


                              WASHINGTON, DC 20549

                              ---------------------

                                    FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934


                      FOR THE PLAN YEAR ENDED JUNE 30, 2002

                                       or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                         Commission file number: 1-16153

                            ------------------------


                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN
                            (Full title of the Plan)


                                   COACH, INC.
          (Name of issuer of the securities held pursuant to the Plan)


                    516 WEST 34TH STREET, NEW YORK, NY 10001
              (Address of principal executive offices); (Zip Code)


                                 (212) 594-1850
                     (Telephone number, including area code)

================================================================================

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

                                TABLE OF CONTENTS

                                                                                 Page Number
                                                                                 -----------
INDEPENDENT AUDITORS' REPORT                                                          3


FINANCIAL STATEMENTS:

         Statement of Net Assets Available for Benefits as of June 30, 2002           4

         Statement of Changes in Net Assets Available for Benefits
                  For the Plan Year Ended June 30, 2002                               5

         Notes to Financial Statements                                                6


 SUPPLEMENTAL SCHEDULE:


         Schedule of Assets Held at End of Year June 30, 2002                        13


EXHIBITS:                                                                            14


SIGNATURE:                                                                           15

Note: Schedules other than that referred to above have been omitted as inapplicable or not required under the instructions contained in the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or the information is included elsewhere in the financial statements or the notes thereto.

                          INDEPENDENT AUDITORS' REPORT

To the Participants and the Human Resources and Governance Committee of the Coach, Inc. Savings and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") as of June 30, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held At End of Year as of June 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York

November 26, 2002

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         JUNE 30, 2002
                                                         -------------
          Assets:

            Investments, at fair value:
             Fidelity Management Trust Company:
                Common and collective trust fund          $ 3,982,275
                Mutual funds                               16,068,418
                Coach, Inc. common stock                    4,116,801
                Participant loans receivable                  482,383
                                                          -----------

            Total investments                              24,649,877
                                                          -----------

            Receivables:

             Participant contribution                         127,460
             Employer contribution                          2,460,030
                                                          -----------

            Total receivables                               2,587,490
                                                          -----------


          Net assets available for benefits               $27,237,367
                                                          ===========

                See accompanying Notes to Financial Statements.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                               YEAR ENDED
                                                              JUNE 30, 2002
                                                              -------------
    Additions:

     Additions to net assets attributed to:

      Investment appreciation and income:
        Net appreciation in fair value of investments          $    938,798
        Interest and dividends                                       28,829
                                                               ------------
                                                                    967,627
        Less: investment expense                                     (6,507)
                                                               ------------

                                                                    961,120
                                                               ------------
      Contributions:
        Participant                                               3,685,703
        Employer                                                  3,672,384
        Participant rollovers                                       343,536
                                                               ------------

                                                                  7,701,623
                                                               ------------

      Transfers from other plans                                 19,215,686
                                                               ------------

               Total additions                                   27,878,429
                                                               ------------

    Deductions:

     Deductions from net assets attributed to:

       Participant withdrawals and benefit payments                 628,198
       Deemed distributions                                          12,864
                                                               ------------

               Total deductions                                     641,062
                                                               ------------

    Net increase in plan assets                                  27,237,367

    Net assets available for benefits:
      Beginning of year                                                  --
                                                               ------------

      End of year                                              $ 27,237,367
                                                               ============

                 See accompanying Notes to Financial Statements.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

      The following description of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL:

            The Plan, as amended, was adopted by Coach, Inc. (the "Company") effective July 1, 2001 ("effective date") and is a defined contribution plan. All U.S. employees of the Company who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in the Plan. Prior to the effective date, Company employees participated in certain defined contribution plans sponsored by the Sara Lee Corporation ("Sara Lee"). The Company operated as a division/subsidiary of Sara Lee until April 2001. Employee account balances in the amount of $19,215,686 were transferred from the trustee of the Sara Lee plans to the trustee of the Company's Plan at the beginning of the Plan year.

            The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan ("Trustee"). The Plan is administered by the Human Resources and Governance Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      ELIGIBILITY:

            Full time and part time employees become eligible and may elect to participate in the 401(k) feature of the Plan three months following their initial date of employment or attainment of age 21, whichever is later. Interns, temporary and seasonal employees become eligible after one year of service and upon attainment of age 21. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date.

            Employees are required to work a minimum of 750 hours if the participant is a full or part time employee or 1,000 hours if the employee is an intern, temporary or seasonal employee; be employed by Coach, as of the last day of the Plan year; and be age 21 to be eligible for the profit sharing feature of the Plan.

      CONTRIBUTIONS:

            The 401(k) feature of the Plan is funded by both employee and employer contributions. Participants may contribute, up to 15% percent of their pre-tax annual compensation not to exceed the amount permitted pursuant to the Internal Revenue Code ("IRC"). Employer contributions are made to the account of each eligible full-time employee each pay period and each eligible part-time, intern, temporary

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN and seasonal employee following the end of each Plan year. Employer contributions are equal to 50% of each participant's contribution, up to 6% of the participant's pre-tax compensation.

            The profit sharing feature of the Plan is non-contributory on the part of eligible employees and is funded by Company contributions from its current or accumulated earnings and profit amounts. The discretionary annual contribution is authorized by the Company's Board of Directors in accordance with, and subject to, the terms and limitations of the Plan. Profit sharing contributions for the Plan year ended June 30, 2002 were 3% of participant's eligible salaries as defined.

            All contributions are allocated among the various investment options according to the participant's selected investment direction. The Plan currently offers several mutual funds, a common collective trust fund and a Company stock fund as investment options for participants. Under certain circumstances, employee contributions and employer matching contributions may be limited in the case of highly compensated employees.

      PARTICIPANT ACCOUNTS:

            Each participant's account is credited with the participant's, Company's matching and profit sharing contributions, as well as, an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances as defined in the Plan document.

      VESTING AND FORFEITURES:

            All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested. The matching contributions made by the Company vest as follows:

            YEARS OF SERVICE FOR VESTING           PERCENTAGE VESTED
            ----------------------------           -----------------
            Less than one year                                    0%
            1                                                    20%
            2                                                    40%
            3                                                    60%
            4                                                    80%
            5                                                   100%

            Contributions to participant accounts associated with the profit sharing feature of the Plan vest as follows:

            YEARS OF SERVICE FOR VESTING           PERCENTAGE VESTED
            ----------------------------           -----------------
            Less than five years                                  0%
            5                                                   100%

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

            A participant also becomes 100% vested in his or her 401(k) and profit sharing account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65 or age 55 if the participant has ten years of service with the Company. In the event a participant leaves the Company prior to becoming fully vested, the participant unvested employer and profit sharing contribution accounts are suspended and if the participant rejoins the Company within one year his or her account will vest as if they never left the Company. If the participant rejoins the Company between one to five years, their account is suspended at the time of termination; during which the accounts will not vest. When the participant rejoins the Company, vesting will continue from the point of rehire. After five consecutive one-year breaks in service unvested account balances will be forfeited. Forfeited accounts will be used to reduce future employer contributions and pay Plan administrative expenses. Forfeitures of nonvested employer contributions in the 401(k) portion of the Plan totaled $38,747 for the plan year ended June 30, 2002.

      ADMINISTRATIVE EXPENSES:

            All administrative expenses incurred in connection with the Plan are paid by the Company.

      PARTICIPANT LOANS:

            Active participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan Committee. In the 2002 Plan year, the rate was 7%. Principal repayments and interest payments are made ratably through payroll deductions and must be repaid within five years unless used by the participant to purchase a primary residence, in which case the term is ten years.

            If a participant's loan is in default, the participant shall be treated as having received a taxable deemed distribution for the amount in default. Participant payments on a loan after the date it was deemed distributed shall be treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant's account. These payments shall not be treated as employee contributions for any other purpose under the Plan. In the 2002 Plan year, deemed distributions totaled $12,864.

      PAYMENT OF BENEFITS:

            Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump sum cash distribution or in part in the form of an annuity contract. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

            Any participant may apply to withdraw all or part of his or her vested account balance subject to specific hardship withdrawal provision criteria of the Plan and approval of the Plan Administrator, who is appointed by the Plan Committee. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

      INVESTMENT OPTIONS:

            Participants may direct investments into nine different funds, each having varying degrees of risk. The Trustee manages the investments subject to the guidelines specified by the Company. The investment options as of June 30, 2002 were as follows:

            - Fidelity Managed Income Portfolio - This funds objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the fund may invest in short and long-term investment contracts issued by insurance companies; other approved financial institutions and certain types of fixed income securities.

            - Fidelity U.S. Bond Index Fund - This fund seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index. The fund typically invests at least 80% of total assets in bonds included in the Lehman Brothers Aggregate Bond Index.

            - Fidelity Balanced Fund - This fund seeks to provide income and capital growth consistent with reasonable risk. This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, in lower-quality debt securities, when its outlook is neutral. The fund will invest 25% of total assets in fixed-income senior securities.

            - Fidelity Equity-Income Fund - This fund seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor's 500 ("S&P 500") Index. The fund normally invests at least 65% of total assets in income producing equity securities, which tend to lead to investments in large cap value stocks. The fund may potentially invest in other types of equity and debt securities, including lower-quality debt securities.

            - Spartan U.S. Equity Index Fund - This fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States.

            - Fidelity Blue Chip Growth Fund - This fund seeks to provide growth of capital over the long term. The fund normally invests in common stocks of well-known and established companies. The fund normally invests at least 65% of the fund's total assets in blue chip companies. The fund may invest in securities that Fidelity believes to have above-average growth potential.

            - Neuberger Berman Genesis Trust - This fund seeks to provide growth of capital. The fund invests primarily in common stocks and convertible securities of small-cap companies. The fund looks for growth potential by investing in strong companies with solid performance

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN
                  histories and proven management. The fund diversifies among many companies and industries to help reduce risk.

            - Fidelity Diversified International Fund - This fund seeks to provide capital growth by investing overseas. The fund normally invests at least 65% of total assets in foreign securities, primarily common stocks.

            - Coach Common Stock Fund - This fund seeks to increase the value of investments over the long term and to provide participants with the ability to invest in Coach Inc. common stock. Performance is directly tied to the performance of the company, as well as to that of the stock market as a whole. The Plan Trustee buys shares of the Company's common stock at current market prices on the New York Stock Exchange.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING:

            The Plan's financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

      PAYMENT OF BENEFITS:

            Benefit payments to participants are recorded when paid.

      INVESTMENT VALUATION AND INCOME RECOGNITION:

            The Plan's investments are stated at market value. Shares of the trust and mutual funds are valued at the net asset value of shares held by the Plan at year-end. Shares of Coach, Inc. common stock are stated at fair value as determined by quoted market prices at year-end. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.

            Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method.

      USE OF ESTIMATES:

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from estimates in amounts that may be material to the financial statements.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

      RISK AND UNCERTAINTIES:

            Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that the change in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3.    INVESTMENTS

      The market value of individual investments that represent 5% or more of the Plan's net assets at June 30, 2002 was as follows:

                                                                        MARKET
 FUND                                                                   VALUE
---------------------------------                                    -----------
 Fidelity Managed Income Portfolio                                   $ 3,982,275
 Fidelity Balanced Fund                                                3,123,874
 Spartan U.S. Equity Index Fund                                        5,458,910
 Neuberger Berman Genesis Trust                                        4,445,514
 Coach Common Stock Fund                                               4,116,801

     During the Plan year ended June 30, 2002, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $938,798 as follows:

                                                                  APPRECIATION/
 FUND TYPES                                                       (DEPRECIATION)
-------------------------------------------------                 --------------
Common and collective trust funds                                  $   180,444
Mutual funds                                                          (732,420)
Coach Common Stock Fund                                              1,490,774
                                                                   -----------

   Net appreciation in fair value of investments                   $   938,798
                                                                   ===========

4.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Investments, Inc. Fidelity Management Trust Company, the Plan Trustee, is an affiliate of Fidelity Investments, Inc., therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $6,507 for the year-ended June 30, 2002.

     The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Coach, Inc.'s common stock transactions qualify as party-in-interest transactions.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

5.    TAX STATUS

      The sponsor adopted a non-standardized prototype plan, which received an Internal Revenue Service ("IRS") opinion letter dated December 15, 2001. The Plan Administrator has applied for an IRS determination on the Plan which was adopted and amended on June 26, 2001 and is now an individually designed Plan. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer and profit sharing contributions.

                                                                   PLAN NO.: 001
                                                                 EIN: 52-2242751

                                   COACH, INC.
                         SAVINGS AND PROFIT SHARING PLAN
               FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                        HELD AT END OF YEAR JUNE 30, 2002

---------------------------------------------------------------------------------------------------------
IDENTITY OF ISSUER, BORROWER
LESSOR OR SIMILAR PARTY                                         DESCRIPTION                 CURRENT VALUE
-------------------------------------------    ------------------------------------------   -------------
Fidelity Managed Income Portfolio (1)           Common and collective trust fund            $  3,982,275
Fidelity U.S. Bond Index Fund (1)               Mutual fund                                      494,778
Fidelity Balanced Fund (1)                      Mutual fund                                    3,123,874
Fidelity Equity-Income Fund (1)                 Mutual fund                                      514,435
Spartan U.S. Equity Index Fund (1)              Mutual fund                                    5,458,910
Fidelity Blue Chip Growth Fund (1)              Mutual fund                                      729,078
Neuberger Berman Genesis Trust (1)              Mutual fund                                    4,445,514
Fidelity Diversified International Fund (1)     Mutual fund                                    1,301,829
Coach Common Stock Fund (1)                     Common stock                                   4,116,801
Participant loans                               Loans to participants with interest rates
                                                ranging from 7% to 9.5% and with
                                                maturity dates to May 17, 2012.                  482,383
                                                                                            -------------

Total                                                                                       $ 24,649,877
                                                                                            =============

(1)   Represents a party-in-interest to the Plan.

                   COACH, INC. SAVINGS AND PROFIT SHARING PLAN

                              EXHIBITS TO FORM 11-K

                      For the Plan Year Ended June 30, 2002

                           Commission File No. 1-16153


        Exhibits (numbered in accordance with Item 601 of Regulation S-K)


EXHIBIT
NUMBER            DESCRIPTION

23.1              Consent of Deloitte & Touche LLP

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   Coach, Inc. Savings and Profit Sharing Plan
                                 (Name of Plan)

                                          /s/ Felice Schulaner
                                          --------------------------------------
                                          Felice Schulaner
                                          Senior Vice President, Human Resources

                                          December 27, 2002